January 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

Jay Webb
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year ended June 24, 2006
Filed September 30, 2008
Form 10-K for the Fiscal Year ended June 28, 2008
Filed September 30, 2008
File No. 001-34192

 Dear Mr. Webb:

This letter responds to the comments raised in the letters from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 26, 2008 and December 2, 2008 (the "Nov 26 Comment Letter" and the "Dec 2 Comment Letter," respectively), regarding the Staff's review of the above-referenced Annual Reports on Form 10-K of Maxim Integrated Products, Inc. ("we" or the "Company"). We have repeated the Staff's comments below in italics and following each comment is our response thereto, which includes, where necessary, the additional disclosures we propose to make in our future filings.

Nov 26 Comment Letter

Form 10-K for the Fiscal Year ended June 24, 2006

Financial Statements, page 91

Note 2: Restatement of Consolidated Financial Statements, page 95

Measurement Date Determination, page 95

1. We note the table included on page 55 indicates that approximately 67% of the additional compensation expense recorded as part of the revisions to measurement dates was based on documentation of the "Record Added Date". We also note the disclosure on the top of page 97 that "the EE (Equity Edge database) system recorded the dates grant information was entered into the system ("Record Added Dates") and this information was available for each grant entered into the system after August 13, 1997; the Company considered, and in many cases relied on, the Record Added Dates when other documentation and better evidence of finality was not available". Given these facts, please tell us why on page 96 you utilized the words "to a limited degree" and "sometimes" to discuss the information obtained from the Equity Edge database when it appears it was a significant factor in determining your revised measurement dates.

Response: Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, defines the measurement date as the first date on which both the number of shares an individual employee is entitled to receive and the option purchase price, if any, are determined with "finality." During the period between July 1, 1994 and June 24, 2006 (the "Review Period"), the number of shares and the pricing of annual non-officer employee grants were often finalized through separate actions on different dates. As discussed on page 48 of our Annual Report on Form 10-K for the fiscal year ended June 24, 2006 (the "2006 Form 10-K"), we consequently adjusted the measurement dates for these grants to the later of (i) when the number of shares was finalized or (ii) the date when the pricing decisions were made.

We further determined that contemporaneous documentation for many of the granting actions during the Review Period was not available. For example, the Company generally granted options to employees each year during the fiscal quarter of the anniversary of their hire dates. However contemporaneous documentation was largely unavailable and, when available, often lacked the date of approval. As a result, the documentation could not be relied upon to determine when the number of underlying shares was finalized. In these circumstances the Record Added Date was considered to be the most reliable source for determining the date by which the number of underlying shares granted to each employee was known with finality (please refer to page 98 of the 2006 Form 10-K).

The Company also evaluated when the pricing of these grants was finalized. Pricing decisions were often memorialized separately in internal memoranda. Where these internal memoranda were not located, emails between employees involved in the stock administration process or other such documents provided details regarding pricing decisions dates. In particular, where other forms of grant approval evidence were available to determine price, we did not rely on the data from the Equity Edge database in establishing when a pricing decision was made with regard to a grant (please refer to page 46 of the 2006 Form 10-K).

For these grants, the number of shares was often determined on a date after the pricing decision date. Consequently, we adjusted the measurement dates for these grants to the dates when the number of shares was deemed to be reliably finalized-the Record Added Date. For these grants, the use of the Record Added Date was always considered in connection with pricing decision documentation and not relied upon in isolation to determine measurement dates.

We therefore used language such as "to a limited degree" and "sometimes" to discuss the information obtained from the Equity Edge database. The table included on page 55 of the 2006 Form 10-K indicates that approximately 67% of the additional compensation expense recorded as part of the revisions to measurement dates was based on documentation of the "Record Added Date." We believe the table to be correct and fairly represent the documentation relied upon for measurement dates; however, we do not consider these disclosures to be contradictory in light of the fact that Record Added Date was used to determine the date when the number of shares (as opposed to both the number and price) were finalized and not solely relied upon for the measurement date determinations.

Discussion of Types of Adjustments, page 97

Incorrect treatment of other granting activities. page 99

2. We see that you have separately recorded additional pre-tax stock based compensation expense of approximately $205 million to properly account for modifications to option terms and for the granting of options to non-employees. Please describe for us in greater detail how you accounted for these modifications, including the specific types of modifications made, the amount of compensation recorded for each type of modification, how you valued each modification and tell us the accounting literature which supports your conclusions. Please specifically provide us with additional facts and circumstances (including applicable accounting matters) related to the $150.7 million portion of the referenced additional stock compensation expense. Finally, please tell us why you did not include the same detailed discussions (as disclosed on page 55) of the compensation expense recorded for each of the document types utilized to determine the initial or revised measurement dates associated with the revised stock compensation expense of $204.6 million as you did for the $515.4 million compensation expense.

Response: The additional pre-tax stock based compensation expense of approximately $205 million consists of the following:

Modifications of Grants upon Termination of Employment	$150.7
Non-employee Consultant Grants	34.0
Variable Grants	12.9
Grants with Guaranteed Gain or Repurchase Provisions	5.8
Other/Rounding	1.2
Total	$ 204.6

Modifications to Grants upon Termination of Employment

As discussed on page 100 of Note 2, the Company has identified instances where, upon an employee's termination, grant terms were modified to extend or renew the life of that employee's grants, or to accelerate the vesting of those grants. The additional stock-based compensation recorded as a result of these modifications was $150.7 million. The additional facts and circumstances (including the applicable accounting requirements) are explained below:

Modifications to Extend the Life of an Option Award

Under the Company's 1996 Stock Incentive Plan (the "1996 Plan"), employees generally have a 90-day window, or grace period, during which they can exercise vested options subsequent to the termination of their employment. In certain cases, employees were given the opportunity to exercise options subsequent to the allowed grace period, which represented a modification to the original terms of the grant. In other instances, an individual's employment status was changed from full-time employee to leave of absence, part time, or consultant status in order to extend the grace period. During the period that the former employee remained at one of the statuses listed, options continued to vest and/or remained exercisable for a period longer than allowed for under the original award. However, the Company determined that, in many cases, the change in employment status was not substantive and the employee had effectively terminated employment, thereby causing a modification to the original terms of the grant. As a result, in these instances, the Company concluded that all of the employee's unexercised options as of the date of the status change (both vested and unvested as long as not forfeited) were subject to modification treatment.

The Company accounted for these modifications in accordance with Paragraph 35 of Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation ("FIN 44"), which states the following: "A modification to increase the life of an option award upon separation from employment . . . results in an extension of that award at the date the separation event occurs and the life of the option award is extended. Accordingly, (a) the intrinsic value of the option award shall be measured at the date of the modification and (b) any intrinsic value in excess of the amount measured at the original measurement date shall be recognized as compensation cost if the separation event occurs." Consequently, the Company recorded $147.7 million of additional stock compensation for the excess of the intrinsic value at the date of the modification over the amount of stock compensation recorded as of the original measurement date (as restated).

Modifications to Accelerate the Vesting of Awards

The Company identified instances where an employee's vesting of options was accelerated upon termination of employment. The former employee's unvested shares for which the vesting was accelerated were subject to modification treatment.

The Company accounted for these modifications in accordance with Paragraph 36 of FIN44 which states that a "modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested) . . . (a) the intrinsic value of the award shall be measured at the date of the modification and (b) any intrinsic value in excess of the amount measured at the original measurement date shall be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms." Consequently, the Company recorded $3 million of additional stock compensation for the excess of the intrinsic value at the date of the modification over the amount of stock compensation recorded as of the original measurement date (as restated).

Accounting for Non-employee Consultant Grants

The Company respectfully advises the Staff that it believes the disclosures on pages 99 and 100 of Note 2 provide the requested disclosures regarding type of modification, the amount of compensation recorded, how it was valued, as well as the accounting pronouncements relied upon except with respect to the disclosure under the second bullet on page 100 for which the accounting reference is not provided. Grants to non-employee consultants who, subsequent to the option grant, became full-time employees of the Company have been accounted for in accordance with Paragraph 16 of FIN 44.

Variable Grants

As discussed in Note 2 on page 100, the Company identified instances where stock options were repriced either by a direct modification of the exercise price or by a cancellation of the grant and the issuance of a replacement grant. The resulting additional stock-based compensation recognized during the Restated Annual Periods is $12.9 million. In accordance with FIN 44, Question 11(a), and Emerging Issues Task Force ("EITF") Issue No. 00-23 ("EITF 00-23"), Issue 26, the Company has accounted for these awards using variable accounting from the date of modification.

Accounting for Grants with Guaranteed Gain or Repurchase Provisions

As discussed in Note 2 on page 100, the Company entered into certain stock option arrangements that included either guaranteed gain provisions or repurchase provisions. The accounting literature relied upon for these matters is discussed below:

The guaranteed gain provisions were accounted for in accordance with EITF 00-23, Issue 2, which states that "the [guaranteed gain] arrangement should be accounted for on a combined basis with the recognition of compensation cost over the service period equal to the `guaranteed' minimum (generally, the loan or bonus amount). For a loan arrangement, any amount of the loan that an employee repays as a result of the performance of the stock underlying the options should be credited to equity. For a bonus arrangement, any amount recognized as a bonus liability during the service period that exceeds the ultimate bonus paid to the employee should be reclassified to equity. In either case, any recognized cost should not be reversed unless the employee fails to fulfill a service obligation." This guidance required that the guaranteed gains in an amount equal to the minimum bonus to be paid or loan to be forgiven be recorded as compensation expense. In accordance with Paragraph 7 under Issue 2 of EITF 00-23, such treatment is required for guaranteed gain arrangements entered into after September 21, 2000. Stock compensation associated with guaranteed gain arrangements entered into prior to the effective date of this EITF provision was accounted for as the related options and were exercised by employees or repurchased by the Company pursuant to the agreements.

The repurchase arrangements, as described on page 100 of Note 2, were entered into prior to the adoption of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"). The repurchase feature represents a "put" giving the employee the right to require the Company to repurchase the shares at a fixed price upon exercise of the options effectively guaranteeing the employee a gain on the options. The exercise of the put was not contingent upon any future event or action. Pursuant to Question 15(a) of FIN 44 and Paragraph 98 of EITF 00-23, this type of put feature results in variable accounting for the awards. Pursuant to FIN 28, Paragraph 2, and further illustrated in FIN 28 Appendix B, Example 3, the determination of compensation expense in any period is subject to any appreciation limits under the arrangement (and, in the Company's case, this represents the fixed repurchase amount). Variable accounting is applied to such awards from the grant date to the earlier of (a) the expiration of the put feature or (b) exercise of the put feature.

Grants to Foreign Employees

Although not specifically asked for in the Staff's comment, the Company is addressing this item since it is discussed under "Incorrect Treatment of Other Granting Activities" in Note 2 to the consolidated financial statements. The additional stock compensation of $10.1 million related to grants to foreign employees discussed on page 99 is included in the $515.4 million of stock compensation expense and not included in the $204.6 million shown in the table above. The facts and circumstances that gave rise to these adjustments are discussed on page 99 of Note 2. The grant dates and/or exercise prices for certain populations of foreign grants were modified to either minimize employee tax liabilities or comply with foreign tax regulations.

For those options where the grant date was changed, it was changed to a later date when the stock price was lower; however, the exercise price was not changed. This gave the appearance that the exercise price of the option was above the fair market value on this revised grant date so that the option complied with the local tax laws. From an accounting standpoint, the change in the grant date had the effect of extending the term of the option beyond the term originally specified in the grant. Accordingly, the Company accounted for this modification in accordance with Question 10 of FIN 44, which addresses the accounting consequence of a modification that renews or extends the life of a fixed award and concludes that ". . . a modification that either renews a fixed award or extends the award's period (life) results in a new measurement of compensation cost as if the award were newly granted . . . Any intrinsic value at the modification date in excess of the amount measured at the original measurement date shall be recognized as compensation cost over the remaining future service period if the award is unvested, or immediately if the award is vested for any employee who could benefit from the modification." Since there was no intrinsic value at the date of modification, there was no significant accounting consequence to this modification.

For those options where the exercise price was changed, the Company identified certain instances where the exercise price was increased and other instances where it was decreased. For those where it was increased, the Company followed Paragraph 113 of EITF 00-23, which states that where an entity increases the exercise price of a fixed option award to comply with regulatory provisions or to achieve certain tax benefits for the grant recipient and where the nature of the modification and the reasons for it may indicate that there is no practical way to ascertain whether the price is fixed or whether further modifications will occur in the future, variable accounting is required for the modified award until it is exercised, forfeited or expired. Based on the evidence obtained, the Company believes that there was no practical way to ascertain whether the price was fixed for these grants when they were modified and, accordingly, applied variable accounting. For those instances where the exercise price was decreased, the modifications were accounted for variably based on the guidance of FIN 44, Question 11(a).

Compensation Expense by Document Type

The components of the additional $204.6 million in stock-based compensation is based upon accounting for modifications to grants, many of which also had revised original measurement dates, and for which the related additional stock-based compensation arising from measurement date changes is included in the table on page 55. The charges related to modifications are based upon the modification date, including termination date based upon human resources records, and did not require the use of judgment in selecting such date as was the case for the measurement date determinations which produced the additional $515.4 of stock compensation (described on pages. 97-100 of the 2006 Form 10-K). The Company's human resources function is separate from the stock administration function, and the database system used by human resources to track employment status was tested and relied upon. The other types of modifications described either resulted in variable treatment of the grant or rely on dates and methodologies that are outside of the measurement date determination process and are directly supported by corroborating documentation. Therefore a sensitivity analysis such as the one presented on page 55 is not applicable.

Form 10-K for the Fiscal Year ended December June 28, 2008

Item 11 Executive Compensation, page 45

3. We note your disclosure on page 40 of the proxy statement regarding the summary compensation table and on page 41 of the grants of plan based awards table. Please tell us why you have not provided disclosure of compensation paid under your cash bonus plan in these tables under separate columns and how you intend to address this in future filings. Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability available on our web site. If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption "Bonus" (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your "Grants of Plan Based Awards For 2007" table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Response: The Company is cognizant that its 2008 cash bonus plan was initially implemented to provide incentive for performance to occur over a specific period, within the meaning of an "incentive plan" contemplated by Item 402(a)(6)(iii) of Regulation S-K. However, during the performance period of the 2008 cash bonus plan (fiscal year 2008), the Board of Directors of the Company increased the size of the bonus pool in recognition of the officers' past service, as disclosed on pages 34 and 35 of the proxy statement. The Company believed that such increase effected for reasons unrelated to providing incentive for future performance rendered the 2008 cash bonus plan outside the meaning of an "incentive plan" contemplated by Item 402(a)(6)(iii) of Regulation S-K. For this reason, the Company disclosed the cash compensation paid under the 2008 cash bonus plan as "Bonus" rather than as "Non-Equity Incentive Plan Compensation" in the Summary Compensation table. In accordance with the above analysis, the Company also did not provide separate disclosure of such cash compensation in the Grants of Plan-Based Awards table.

Upon further consideration in light of the Staff's comment, the Company agrees that, any cash compensation based on criteria designed to provide incentive for performance to occur over a specific period, even if made under a bonus plan that also allows other types of non- incentive cash compensation, may properly be classified as Non-Equity Incentive Plan Compensation.

In future filings, the Company will disclose any cash compensation made to its named executive officers that is based on such performance criteria under the caption "Non-Equity Incentive Plan Compensation" in the Summary Compensation table. The Company will also provide the threshold, target and maximum amounts related to such compensation under the caption "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" in the Grants of Plan-Based Awards table. In addition, any non-incentive cash compensation made to the named executive officers will be separately disclosed under the caption "Bonus" in the Summary Compensation table. In particular, to the extent that the information related to the fiscal year 2008 cash compensation will be disclosed again in future filings, the Company will revise the disclosure so that the performance bonus pool of $4.61 million initially reserved under the 2008 cash bonus plan will be reflected as "Non-Equity Incentive Plan Compensation" and the additional non-incentive bonus component of $1.69 million will be reflected as "Bonus" in all applicable tables. In all such instances, the Company will provide footnotes explaining the addition of any new column to the table and describing the reclassification of certain amounts currently reflected as "Bonus."

Item 13 Certain Relationships and Related Transactions, page 45

4. We note your disclosure on page 26 of your proxy statement regarding your employment of related parties. In future filings please provide all disclosure requested by Item 404(a) of Regulation S-K, or tell us why disclosure of such information is not required. Include in any analysis you provide a discussion of 230.07 of the Questions and Answers of General Applicability available on our web site at www.sec.gov.

Response: In future filings the Company will provide all disclosure required by Item 404(a) of Regulation S-K.

5. In future filings please identify the "certain" officers who have indemnification agreements, as your current disclosure implies that not all of your officers have such agreements.

Response: In future filings the Company will identify which of our officers have entered into indemnification agreements with the Company.

Item 15. Exhibits, page 46

6. Please tell us where you have filed the indemnification agreements you describe in the second paragraph of page 26 of your proxy statement.

Response: Forms of the indemnification agreements described in the second paragraph of page 26 of our proxy statement, filed with the Commission on October 27, 2008, are filed as (a) Exhibit 10.8 to our Annual Report on Form 10-K for the fiscal year ended June 25, 2005, filed with the Commission on September 8, 2005, and (b) Exhibit 10.29 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed with the Commission on September 24, 2001.

7. We note your disclosure on page 4 of your summary regarding your agreement with Epson. Please file as an exhibit this agreement or tell us why you believe it is not necessary to do so and cite the rules on which you rely. Also, we note your disclosure on page 5 regarding your reliance on Avnet as your "primary global distributor." Please tell us why you have not filed this agreement as an exhibit.

Response: The Company believes that its supply agreement with Seiko Epson Corporation ("Epson") is not a material agreement for the purposes of Item 1.01 of Form 8-K or Item 601(b)(10) of Regulation S-K. Such supply agreement was made in the ordinary course of business, and the Company's business does not substantially depend on such agreement. The Company primarily manufactures its semiconductor wafers at its own wafer fabrication facilities and only uses Epson to manufacture a small portion of its wafers. In fiscal years 2007 and 2008, the wafers that Epson manufactured for the Company represented approximately 0% and 5%, respectively, of the Company's wafer production. Moreover, the Company does not believe that the termination of the Epson relationship, for any reason, would cause material disruption to the Company's operations or that locating a replacement manufacture would require undue effort on the part of the Company.

The Company also believes that its distribution agreement with Avnet, Inc. ("Avnet") is not a material agreement for the purposes of Item 1.01 of Form 8-K or Item 601(b)(10) of Regulation S-K. Such distribution agreement was made in the ordinary course of business, and the Company's business does not substantially depend on such agreement. The Company predominately sells its products directly to customers and relies on distributors to sell only a small portion of its products. For fiscal year 2008, 74% of the Company's revenue was realized through direct sales and 26% of its revenue was recognized through its distribution network. 8% of the Company's total revenue was recognized from sales to Avnet. We refer to Avnet as our "primary global distributor" because we have consolidated some of our indirect distribution through this vendor. However, as noted above, the sales volume through Avnet is not material relative to the volume of direct sale Maxim conducts on its own. It is conceivable that the agreement with Avnet could become material to the Company in the future. If such a development were to occur, the Company will file the Avnet Agreement as an exhibit as a material contract to a Form 10-K or Form 10-Q in the period in which it becomes material.

Financial Statements, page 47

Note 3: Stock-Based Compensation, page 61

RSU Loan Program, page 64

8. We see in October 2006 you began a program whereby certain employees could receive cash in the form of a non-recourse loan for common stock they would not have otherwise received in settlement of restricted stock units that vested during your Blackout Period. We also see during fiscal 2008 you recorded $50.2 million of additional compensation expense related to the program. Please provide us with a detailed description of how you accounted for the plan, including a discussion of the timing of the cash and share payments, how you determined the proper period to recognize the compensation expense, how the fair value of the payments was determined and the accounting basis for the transaction. Please specifically address how the program resulted in such a significant compensation charge during the year ended June 28, 2008.

Response: The Company advises the Staff that the Company considered the program as the creation of a combination award as defined in Appendix E of SFAS 123(R). The restricted stock unit (the "RSU") was the first component that was accounted for as a modification under Paragraph 51 of SFAS 123(R) at the time the RSU loan program was initiated. At the date of the modification, the fair value of the modified RSU equaled the fair value of the original RSU immediately prior to the modification of its terms as the only term that was modified was the ability for the employee to cash-settle the RSU (similar to the modification illustrated in Paragraph A173 of SFAS 123(R)). At that time, the Company also determined that the RSUs shall be classified as liability instruments since the Company, by virtue of the terms of the RSU loan program, could be required to settle the instrument by transferring cash to the holders (i.e., all RSUs that would vest during the Blackout Period were considered modified pursuant to this program in October 2006 regardless of whether the employee accepted the offer. As this offer was available to employees for the duration of the Blackout Period, it was not considered a short term inducement and, thus, all RSUs vesting within the Blackout Period were treated as modified and were reclassified to liabilities). Compensation expense associated with the awards subject to the program was recognized in accordance with Paragraph 37 of SFAS 123(R) based on the award's fair value remeasured at each reporting date through the date of settlement and expensed over the requisite service period.

The second component of the combination award was a stock-settled stock appreciation right ("SAR") providing for potential upside in the Company's common stock until the RSU loan was settled 30 days after the Blackout Period. The grant date for the SAR was considered the vest date of each RSU for which the employee received an RSU loan as that is the date when the RSU was effectively settled and such employee had the right to future stock appreciation separate from the original RSU. Compensation expense associated with the SAR for both employees accepting the offer on the vest date and those that retroactively accepted the offer subsequent to the vesting date (using the benefit of hindsight as the financial statements had not been issued) was recognized on the grant date based on the fair value of the instrument on that date pursuant to Paragraph 16 of SFAS 123(R). The Company recognized additional stock compensation related to the SARs of $7.7 million and $4.4 million in its fiscal 2007 and 2008 income statements. As the Company's stock price on the settlement date of the SARs had not appreciated, the Company did not issue any shares under the SARs.

Cash payments associated with the program were determined at the time the employees elected into the program (on or after the vesting date during the Blackout Period) and were determined based on the fair value of the Company's common stock and the number of shares vesting on the date service conditions were met, net of estimated applicable taxes on that date. These payments were reflected as financing outflows in the Company's consolidated statement of cash flows at the time of payment as they were effectively common stock repurchases.

The $50.2 million recorded by the Company in 2008 represents the expenses associated with the amortization of 2.2 million RSUs subject to the loan program and which vested during the period, the amortization of 1 million RSUs that vested in the first quarter of fiscal 2009 and the expense associated with 0.3 million RSUs for foreign employees that were settled in fiscal 2008. In future filings, the Company will delete the word "additional" from the sentence (currently on page 64 of Form 10-K for the fiscal year ended 2008): "The Company recorded $50.2 million of additional compensation expense . . ." The Company intended that sentence to mean such compensation was a component of total stock based compensation; however, we recognize that the phrase could be misunderstood.

Extension of Options that Expire after Reaching 10-Year Contractual Term and Cash Settlements of Expired Options, page 65

9. We see that in September 2006 you approved the extension of the terms of vested stock options that expire during the blackout as a result of the expiration of the 10-year contractual term and note the extension was considered a modification under SFAS 123(R). We also see you recognized additional compensation expense totaling $118.9 million for 3.3 million options in the three months ended September 23, 2006. Please specifically tell us how your accounting for this modification complies with SFAS 123(R). Please make sure your response discusses how you determined the period(s) in which the addition expenses were required to be recorded.

Response: In September 2006, the Company's Board of Directors resolved that, with respect to any vested Company stock option that was due to expire as a result of the expiration of the ten year term of such stock option, the Company may extend the term of such stock options to a period no less than 30 days from the date the Company's Form S-8 Registration Statement is made effective. The resolution was designed to allow the stock option holders time to exercise such stock options.

Based on the Company's decision to extend the term of expired stock options, the Company determined that the extension of the terms of these options is a modification pursuant to Paragraph 51 of SFAS 123(R). According to Paragraph 51 of SFAS 123(R), such modification "shall be treated as an exchange of the original award for a new award." SFAS 123(R) requires that the excess of the fair value of the modified option over the fair value of the stock option immediately before its terms are modified, be treated as an incremental cost at that date. Since these stock options were vested and there was no future service period, the incremental cost was recognized immediately.

The Company considers the modification date to be September 23, 2006, as this was the date the Company's S-8 Registration Statement was suspended and the Board of Director's action to extend the term of the expiring stock options was effective. During the period the Form S-8 Registration Statement was ineffective, the Company had not issued financial statements and all financial reporting periods remained "open." Accordingly, the Company did not need to rely upon an estimate of the stock options that were modified as of September 23, 2006, the modification date, as it was able to use subsequent knowledge of the number of, and resulting financial statement impact from, the stock options that expired during these "open periods. The Company considered this a "Type I" subsequent event (i.e., an event that provides additional information about conditions that existed at the balance-sheet date that may affect the valuation of the assets at that date) in accordance with Paragraph 3 of AICPA Professional Standard, AU Section 560, "Subsequent Events." Accordingly, the Company accounted for all stock options which expired from the date the Company's Form S-8  Registration Statement was suspended to the point the Form S-8 Registration Statement was again effective as modified effective September 23, 2006.

Determination of Modification Charge

The Company had no obligation nor ability to fulfill the terms of the stock option agreement by delivering registered shares due to the suspension of the Form S-8 Registration Statement. Additionally, the Company had determined that it could not legally deliver unregistered shares. As a result of the Company's inability to issue shares to the holders of expired options and the fact that the stock options had expired (resulting in the terms of the stock option becoming void), the Company has determined that the expiring options held by individuals had no fair value immediately before the modification date.

The Company computed the Black-Scholes fair value for theses modified stock options (i.e., all stock options which expired from the date the Form S-8 Registration Statement was ineffective to the point such registration statement was effective again). The Company used assumptions consistent with its approach for estimating fair value of options granted under SFAS 123(R) except that the expected term of the modified option was based on 90 days after the end of the Blackout Period. The resulting calculated fair value after modification on September 23, 2006 of the 3.3 million modified stock options was $118.9 million. As previously noted, the Company recorded the impact of the modification as an expense in the Company's financial statements for the three months ended September 23, 2006 as the awards were already fully vested. The offset to this entry was recorded to Additional Paid-In Capital.

10. We see that in September 2007, as a result of changes in NASDAQ regulations, you decided to cash-settle all options expiring during the Blackout Period ("goodwill payment") based on the price at which 10% of the daily close prices of your common stock fall above this price for trading days from August 7, 2006 through the expiration date of the option. We also see as a result of the "goodwill payment", you determined that the stock options should be classified as liability awards rather than equity awards and reclassified $126.8 million from additional paid-in capital and recorded additional compensation expense of $27.5 million. Please detail for us the appropriate professional literature which supports your accounting for this transaction. Furthermore, please describe for us how you determined the proper treatment of this transaction throughout your financial statements, including the balance sheet, shareholders' equity statement and statement of cash flows. Lastly, please detail for us additional modifications (other than to allow for cash-settlement), if any, made to stock option award terms during the periods presented and how you accounted for any such modifications.

Response: In September 28, 2007, the Company's Board of Directors authorized the Company to make cash payments to settle all stock options which had expired subsequent to when the Company's Form S-8 Registration Statement became ineffective and which would expire until such Registration Statement became effective again. During the period the Form S-8 Registration Statement was ineffective, the Company had not issued financial statements and all financial reporting periods remained "open." Accordingly, the Company did not need to rely upon an estimate of the stock options that were modified as of September 28, 2007 as it was able to use subsequent knowledge of the actual number of options that were cash settled through the point the Form S-8 Registration Statement was again effective in order to determine the charge associated with the modification. The Company considered this a "Type I" subsequent event (i.e., an event that provides additional information about conditions that existed at the balance- sheet date that may affect the valuation of the assets at that date) in accordance with Paragraph 3 of AICPA Professional Standard, AU Section 560, "Subsequent Events."

Determination of Additional Compensation

Options which expired prior to September 29, 2007- Settlement accounting

An equity-classified award that is modified and settled in cash should be accounted for under Paragraph 55 of SFAS 123(R). Accordingly, the fair value of the stock option on the settlement date was compared to the settlement amount. The excess of the settlement amount above the fair value of the stock option on the settlement date, September 28, 2007, of $12.0 million was recorded as additional expense.

Options which expired after September 28, 2007 - modification accounting

Per SFAS 123(R), an equity-classified award that is modified ultimately to be settled in cash, should be accounted for under Paragraph 51 of SFAS 123(R) and the associated illustrative guidance in Appendix A. Per Paragraph A173 of SFAS 123(R), on the modification date, a liability equal to the portion of the award attributed to past service multiplied by the modified award's fair value is recognized. To the extent the liability is equal to or less than the amount recognized in equity for the original award, the offsetting amount is recorded to equity. To the extent the liability exceeds the amount recognized in equity for the original award, the excess is recognized as compensation expense. At the modification date, the Company recorded $15.5 million as additional compensation expense representing the excess of the estimated liability over the previously recognized expense.

Treatment of transaction on financial statements

In connection with the above modification, the Company recognized additional compensation expense of $27.5 million ($12.0 million for options expiring prior to September 29, 2007 and $15.5 million for options expiring after September 29, 2007, as detailed above) during the three months ended September 28, 2007 and reclassified $126.8 million representing previously recorded stock compensation expense from Additional-Paid-In Capital which was reflected in the statement of shareholder's equity. The above resulted in the Company recording an estimated liability at September 28, 2007 of $154.3 million.

As the Company made payments to cash-settle expired options, the Company has reflected in the financing section of the cash flows statement the fair value of the consideration received from the employee similar to the repurchase of common stock. Accordingly, the Company recorded $78,940,000 in financing activities under the caption "Settlement date fair value of goodwill payments" for the fiscal year ended June 2008. The Company believes any consideration paid in excess of fair value on the settlement date is analogous to providing the employee with a bonus which should be presented as an operating cash flow in the cash flow statement. Amounts paid above fair value for expired stock options totaled $38,376,000 and were reflected in the operating section of the cash flows statement under the caption "Accrued liabilities - goodwill payments above settlement date fair value" for the fiscal year ended June 2008.

Additional modifications

During the periods presented in the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended June 28, 2008, the Company extended the contractual life of certain stock options for non-employee directors. The Company accounted for such extensions as modifications under SFAS 123(R), resulting in $1.5 million of additional compensation expense being recognized.

Note 13: Commitments and Contingencies, page 74

Other Legal Proceedings, page 75

11. We noted disclosures herein that "In addition to the above, the Company is subject to other legal proceedings and claims that arise in the normal course of the Company's business. The Company does not believe that the ultimate outcome of matters arising in the normal course of business will have a material adverse effect on the financial position of the Company." Please note SFAS 5 contingency assessments should not be limited to your balance sheet only. Accordingly, revise your disclosures in future filings to also indicate your expectations as to the likelihood of any referenced contingencies having a negative material impact on your income statement. If it is at least reasonably possible that any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of SFAS 5. When you respond to this comment, please provide us with a draft of any changes you plan to make to your future filings as a result of the matters outlined herein.

Response: In future filings, the Company will revise its disclosure to indicate its expectations as to the likelihood of any referenced contingencies having a negative material impact on its income statement. A draft of such revised disclosure is as follows:

"We do not believe that the ultimate outcome of such matters arising in the normal course of our business will have a material adverse effect on the financial position, results of operations, or cash flows."

Note 19: Quarterly Financial Data (Unaudited), page 84

12. We see net income for the first quarter of your 2007 fiscal year is lower than other fiscal 2007 quarterly periods. In future filings, please disclose herein the aggregate effect and the nature of adjustments which are material to the results of that quarter as required by Item 302(a)(3) of Regulation S-K.

Response: In future filings, as required by Item 302(a)(3) of Regulation S-K, the Company will disclose the aggregate effect and the nature of adjustments which are material to the results of any individual quarter disclosed pursuant to this requirement.

Dec 2 Comment Letter

1. We note the disclosure in your 10-K that the company has worldwide operations. We also note Charge 3 in the October 3, 2008 Department of Commerce Order regarding exporting technology to Iran without the required license. Your 10-K did not specifically mention Iran, Syria, Cuba or Sudan, countries that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with, Cuba, Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the four countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the four countries.

Response: The Company does not and does not intend to sell any of its products or conduct operations in Cuba, Iran, Syria or Sudan.

The reference to Charge 3 in the October 3, 2008 Department of Commerce Order ("Charge 3") related to the hiring of one Iranian foreign national, not the sale of products or operations of the Company in Iran, Syria, Cuba or Sudan. The Iranian national came to be an employee of the Company in 2003 only because the Company was compelled to foreclose on the business assets of another company, Valence Semiconductor, a domestic corporation ("Valence"), following Valence's default on certain business loans that the Company had made to Valence. As a result of such foreclosure, Maxim acquired a Valence business unit and the employees of such business unit, one of whom was the above-mentioned Iranian national. Because the business unit was acquired though "a foreclosure transaction," rather than through an ordinary acquisition transaction, the Company mistakenly overlooked the standard due diligence procedures designed to assure that a potential acquisition target is in compliance with its export control responsibilities under applicable law. In an ordinary acquisition transaction, the Company's due diligence procedures would have been followed and there would have been a careful review of the target company's employees to determine if there were any "deemed export" issues. In the Valence foreclosure transaction, the Company mistakenly assumed that Valence had already addressed export compliance requirements, including its "deemed export" obligations, in the ordinary course of Valence's ongoing business operations. The Iranian national was involved only in the cataloging of Valence's intellectual property, much of which was in the public domain (e.g., registered patents). To the best of the Company's knowledge, such Iranian national did not have access to detailed Valence technology relating to the design, development and/or production of Valence products. Moreover, the Iranian national left the Company within 36 months of the Company's foreclosure acquisition of the Valence business unit.

From time to time, the Company may employ foreign nationals from other countries, including Iran, but only to the extent that it may employ these individuals in accordance with applicable labor, immigration and export control laws.

2. Please discuss the materiality of any operations and other: contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Response: Since we do not have any operations in Cuba, Iran, Syria or Sudan, we do not believe any material investment risk exists with respect to our security holders in either quantitative or qualitative terms.

In quantitative terms, the Company does not sell its products or conduct operations in Cuba, Iran, Syria or Sudan and, therefore, there is no impact on our consolidated results of operations. As discussed in the Company's response to Comment 1 above, our contact with such countries has been limited to the hiring of one Iranian national as part of a foreclosure acquisition transaction.

In qualitative terms, we note that the Iranian national is no longer employed by the Company and that we do not currently have, nor do we plan to have, any business contact with Cuba, Iran, Syria or Sudan. We do not believe that such limited activity is of a nature that would materially and adversely affect our reputation or share value. While we recognize the negative investor sentiment towards companies that have business contacts with countries identified as state sponsors of terrorism, we do not believe that investors would consider the employment of one Iranian national for a limited period time to be material, especially given the circumstances under which his employment arose.

Based on the above, the Company believes that it has adequately discussed the related risks on page 17 of Form 10-K for the fiscal year ended 2008.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact us at (408) 737-7600 with any follow up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Tunc Doluca
By: Tunc Doluca
President and Chief Executive Officer

cc: Bruce Kiddoo
    Chief Financial Officer
    Maxim Integrated Products, Inc.

    Ed Medlin, Esq.
    Vice President and Senior Counsel
    Maxim Integrated Products, Inc.

    Craig Adas, Esq.
    Weil, Gotshal & Manges LLP